June 10, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Angie Kim, Staff Examiner

RE:  HIDDEN LADDER, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED MARCH 25, 2010
     FILE NO. 333-165685

Mr. Owings/Ms. Kim:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Hidden Ladder, Inc. (the "Company") dated April 22, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisitions with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize ... offerings for attempts to create the appearances that the registrant ... has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. Your disclosure indicates that you are a development stage company and still in the process of developing your business plan. We note that you have a limited operating history, no customers, no revenues, and a net operating loss of $3,600.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclose in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your filing to comply with Rule 419.

RESPONSE:

We are a development stage company in the early phase of growth. However, we are not a blank check company because we do have a specific business plan, which a specific purpose to build our company. Also, we are not engaged in any merger or acquisition discussions with any other company. Therefore Rule 419 of Regulation C does not apply.

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STAFF COMMENT 2:

We note your response to comment four in our letter dated April 16, 2010. However, the revision to your filing should have been made to the cover page of your prospectus and not the registration statement facing page. We reissue comment four in our letter dated April 16, 2010.

RESPONSE:

We concur with the Staff and have updated our cover page to reflect there are no minimum shares to be sold which may result in a loss from the offering.

STAFF COMMENT 3:

We note your response to comment six in our letter dated April 16, 2010 and the related revisions in your filing. The Dealer Prospectus Deliver Obligation should have been moved to the back cover page of the prospectus. We reissue comment six in our letter dated April 16, 2010.

RESPONSE:

We concur with the Staff and have moved the Dealer Prospectus Delivery Obligation to the back of the cover page of the prospectus.

STAFF COMMENT 4:

We note your response to comments 14 and 15 in our letter dated April 16, 2010 and the related revisions in your filing. However, it does not appear you have revised all of the relevant statements in your filing. It remains unclear what stage you are currently at with developing your business plan, the timing on the completion and execution of your business plan as well as the cost associated with completing versus executing your business plan. As examples only, and not as an exhaustive list, we note the following statements:

      o "Within the next 12 months, the Company will have costs of at least $150,000 related to (i) completion of the marketing and business plan and (II) operational expenses," page 6.

      o "The Company anticipates building the product development strategy will take 4 to 6 months and will cost approximately $105,000," page 20.

      o "We anticipated needing a $150,000 in order to execute our business plan over the next twelve (*12) months," page 21.

Please consistently disclose:

      o if true, that your business and marketing plan is not complete and explain in detail what steps you need to take in order to complete the plan, with a view to explain how the $150,000 in additional financing will be allocated to allow for completion of your plan;

      o whether completion of your business and marketing plan includes development and manufacturing of any of your products, as your disclosure on page 21 would seem to indicate;

      o that this offering will not provide you with sufficient resources to complete your business and marketing plan;

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      o  if true, that a subsequent offering with proceeds of $150,000 will allow for completion of your business and marketing plan but will not allow you to be in a position to start generating revenue by initiating sales of your products because once your plan is complete you still need to "execute" upon it; and

      o the additional steps and amount of financing needed that will allow you to "execute" upon your plan (see related disclosure on page 21-22).

Please ensure that your disclosure is consistent with respect to the disclosure you provide on page 20-22. Please review your entire filing for compliance with this comment.

RESPONSE:

We concur with the Staff and have updated the language in the registration statement to be consistent with our risk disclosures on our company status, current planning and necessary funding steps to bring the product to market in order to start generating revenues.

STAFF COMMENT 5:

We note your response to our comments 16 and 45 in our letter dated April 16, 2010 and the related revisions in your filing. We further note your references to sources you viewed. For example, you cite "SEC filings" on page 13, "research and financial reports released by large companies in the home building and improvement" on page 18 and "quarterly SEC earnings reports" on page 18. Please provide these sources and any other sources referenced, marked and dated, or remove the relevant statements from your document.

RESPONSE:

We concur with the Staff and have removed these references.

STAFF COMMENT 6:

We note your response to comment 20 in our letter dated April 16, 2010 and the related revisions in your filings. Given your early stage of development and limted operating history, the risk factors in the Risks Related to Investing in Our Company, Risks Related to the Company's Market and Strategy and Risk related to Investing in Our Business sections should be placed before those risks in the Risks Related to this Offering section. Please revise or tell us why you believe this is unnecessary. Please see Item 503(c) of Regulation S-K.

RESPONSE:

We concur with the Staff and have moved the Risk Factor ordering to follow the rules under Item 503(c) of Regulation S-K.

STAFF COMMENT 7:

We note your response to comment 22 in our letter dated April 16, 2010 and the related revisions in your filing. We reissue comment 22 as it related to the following risk factors:

      o risk factor on page 9 title "Since our sole officer and director currently owns 100% of the outstanding common stock," which significantly overlaps with the immediately following risk factor, "The company's sole officer and direct have will make ... "' and

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      o  the discussion on page 7 titled "because there is no public market for our common stock," stating " ... the Company was formed recently and has only a limited operating history," significantly overlaps with the first paragraph of the immediately following risk factor which state"[t]the Company has only been recently formed and has only a limited operating history and no earnings ... "

Please revise these risk factors to remove the duplicative portions.

RESPONSE:

We concur with the Staff and have revised the risk factors to remove the duplicative portions.

STAFF COMMENT 8:

We note your response to comment 23 in our letter dated April 16, 2010 and the related revisions in your filing. We reissue comment 23 as it relates to the following mitigation language:

      o "If the demands of the Company's business require the full business time of our sole officer and director, he is prepared to adjust his timetable to devote more time to the Company," page 10.

      o "We must always strive to provide a quality product that is functional yet economical," page 12.

RESPONSE:

We concur with the Staff and have removed these statements.

STAFF COMMENT 9:

We note your response to our comment 31 in our letter dated April 16, 2010 and the related revisions in your filing. We further note your reference to First Alert, Black and Decker, Kidde and Red Rung as your competitors on page 13. We note that with the exception of Red Run, the other three competitors provide products and services such as fire extinguishers, cash boxes, smoke alarms and power tools which do not appear to be part of your business plan. Please either specific those competitors' products(s) with which you believe your products competes or remove these references to First Alert, Black and Decker and Kidde.

RESPONSE:

We concur with the Staff and have updated the competitor's specific model information.

STAFF COMMENT 10:

We note your response to our prior comment 33 in our letter dated April 16, 2010 and the related revisions in your filing. Please enhance your disclosure to specific how funds raised beyond the expected costs will be allocated toward your business and marketing plan (i.e., toward product design, marketing, manufacturing, etc.). Please also see comment four above.

RESPONSE:

We concur with the Staff and have revised our disclosures to state how the funds raised in this offering will be used, as well as the remaining funds required to complete the business and marketing plan.

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STAFF COMMENT 11:

We note your response to our prior comment 34 in our letter dated April 16, 2010 in your letter dated May 5, 2010 and the related revisions in your filing. It does not appear that the language you added to the Use of Proceeds section addresses our comment. We reissue comment 34 in our letter dated April 16, 2010.

RESPONSE:

We concur with the Staff and have modified the use of proceeds section to state that we will complete the business and marketing plan first without developing the product. The business and marketing plans are subject to change, but we believe the plans need to be completed before resources are spent on product development.

STAFF COMMENT 12:

We note your response to our comments 39, 40, 42, 47, 48, 49, 52, and 55 in our letter dated April 16, 2010. We further note your response to our comment 55 in your letter dated May 5, 2010 stating that you do not have the factual information to questions such as where and how your products will be distributed and marketed. This appears inconsistent with statements in your Business section where you state you "intend to use diverse marketing methods, including in store displays, radio, newspaper ... and expos to reach a large segment of the population," "plan to market to homebuilders (ex. Home Depot, Lowe's), " and that you "plan to market to home builders ... [d]istribution will occur in home builder's retail stores within the Western part of the United States which include Washington, Oregon, California, and Arizona." Please clarify these inconsistencies and thoroughly revise your Business and Management's Discussion and Analysis section accordingly. To the extent that the plans you reference in your Business and Summary Information about Hidden Ladder sections are premature and subject to change, as your response to comment 55 would seem to indicate, please disclose this. Please also disclose steps you need to take to complete your business plan. Please also see comment number four above.

RESPONSE:

We concur with the Staff and have revised our prospectus throughout to denote how the Company plans to market and distribute our products. Also, we have noted where conditions are subject to change.

STAFF COMMENT 13:

We note your response to comment 40 in our response letter dated April 16, 2010 the related revisions in your filing. We further note your response in your letter dated May 5, 2010 stating your offering is a "set of products" and your statement on page 18 that you plan to create a "set of safety oriented products for homeowners." Please either provide examples of the other types of products you intend to provide or revise this statement and ensure that you clearly indicated that you plan to develop more than one product, as your disclosure on page 19 would seem to indicate otherwise. We reissue comment 40. Please also see comment nine above.

RESPONSE:

We concur with the Staff and have clarified that the Company is planning to create a set of products of which the safety ladder is the first one.

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STAFF COMMENT 14:

We note your response to comment 44 from our letter dated April 16, 2010. It does not appear you have made this change in the fourth paragraph on page 18 of your filing. Please revise or clarify.

RESPONSE:

We concur with the Staff and have modified the references in both the Market Analysis Summary and disclosures on page 4 to be consistent.

STAFF COMMENT 15:

We note your response to our prior comment 46 from our letter dated April 16, 2010 and all the related revisions in your filing. However, it does not appear you have revised all of the relevant statements in your filing. We note the following references:

      o "Typical stores have limited display space and devote more of that space to brand name products because the (sic) sell quicker. Many larger manufacturers offer the merchant some form of incentive, either as a discount, or through the use of promotional materials," page 19.

      o "The manufacturer must have a system to place to ensure timely deliveries of the expected quota. Failure to fulfill these contracts can result in loss of exposure and loss of customers, and has been listed by the Small Business Administration (SBA) as one of the leading causes of failure among start-up manufacturers," page 19.

Please disclose whether statements are based upon reports or articles and if so, please provide sources, marked and dated, for these statements. Where these statements are not supportable with independent third party data, please characterize it as your believe and tell us the basis for your belief.

RESPONSE:

We concur with the Staff and updated these statements to reflect that they are the Company's opinion and beliefs.

STAFF COMMENT 16:

We note your indication here that you intend to market to companies such as Home Depot, however, your disclosure on page 5 appears to go one step further in stating that you intend to target Home Depot as an initial sales prospect. Please revise or clarify.

RESPONSE:

We concur with the Staff and have revised the disclosure on page 5. We intend to market to various retailers of which Home Depot is a home builder retailer.

STAFF COMMENT 17:

We note your disclosure indicated that you will require $45,000 for working capital, $10,000 of which will be allocated to public company costs. Please elaborate upon what these costs constitute, with a view to explaining how they differ from the accounting and legal costs. Please also explain how long the $5,000-$6,000 that you plan to raise in this offering and the need for similar costs (see page 14) will last.

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RESPONSE:

We concur with the Staff and have revised the Company's working capital requirements to explain the use of proceeds and how they differ from account and legal costs. In addition, added the time the use of funds are expected to last.

STAFF COMMENT 18:

We note your response to our prior comment 66 in our letter dated April 16, 2010 and the related revisions in your filing. In your filing, please clarify whether Mr. Johnson is still working for Davis Electric as well as all positions he has held there. If Mr. Johnson is still working for Davis Electric, please revise your risk factors at the bottom of page 10 to include this fact. Please see Item 401(e) of Regulation S-K.

RESPONSE:

We concur with the Staff and clarified the reference to Mr. Johnson's work with Davis Electric. He is no longer working there.

STAFF COMMENT 19:

We note your response to our prior comment 75 in our letter dated April 16, 2010 and the related revisions in your filing relating to Mr. Johnson's consulting services he provides to L&H Air Company. Please either tell us why this qualifies as a related party transaction as defined in Item 404(a) and 404(d) of Regulation S-K or delete this reference all together.

RESPONSE:

We concur with the Staff and have removed the related party transaction reference.

STAFF COMMENT 20:

We note your response to our prior comment 71 in our letter dated April 16, 2010 and the related revisions in your filing. We further note your statement that your bylaws do not provide for indemnification of your directors and officers in connection with any willful neglect or gross negligence. We cannot seem to locate these provisions in your bylaws. Please direct us to where in your bylaws these provisions are located or revise your disclosure.

RESPONSE:

Please see section 5.01 of Exhibit 3.2 of the S1 filing on March 25, 2010.

STAFF COMMENT 21:

We note your response to our prior comment 77 in our letter dated April 16, 2010. We cannot seem to locate the legal opinion you added. Please clarify or revise.

RESPONSE:

We concur with the Staff and added the legal opinion to the registration amendment filing.

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         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-409-0453.

Sincerely,

/s/ David Johnson

David Johnson
Chief Executive Officer

Enclosure

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